Kirkpatrick & Lockhart LLP
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Washington, DC 20036-1221
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                                October 24, 2002



Hillview Investment Trust II
1055 Washington Blvd.
Stamford, CT  06901

Ladies and Gentlemen:

         We have acted as counsel to Hillview Investment Trust II, a Delaware business trust (the "Trust"), in connection with Post-Effective Amendment No. 4 ("PEA") to the Trust's Registration Statement on Form N-1A (File No. 811-09901) relating to the issuance and sale of Shares of the Trust. You have requested our opinion with respect to the matters set forth below.

         In this opinion letter, the term "Shares" refers to the Class Y shares of beneficial interest in each of the two series of the Trust, Hillview Alpha Fund and Hillview International Alpha Fund, that may be issued during the time that the PEA is effective and has not been superseded by another post-effective amendment.

         In connection with rendering the opinions set forth below, we have examined copies, believed by us to be genuine, of the Trust's Agreement and Declaration of Trust dated as of April 14, 2000 (the "Agreement") and Bylaws dated as of April 14, 2000, and such other documents relating to its organization and operation as we have deemed relevant to our opinions, as set forth herein. The opinions set forth in this letter are limited to the laws and facts in existence on the date hereof, and are further limited to the laws (other than laws relating to choice of law) of the State of Delaware (excluding the securities laws of the State of Delaware) that in our experience are normally applicable to the issuance of shares of beneficial interest by business trusts and to the Securities Act of 1933, as amended (the "1933 Act"), the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder.

         Based on and subject to the foregoing, and the additional qualifications and other matters set forth below, it is our opinion that, as of the date hereof, the Shares, when sold in accordance with the terms contemplated by the PEA, including receipt by the Trust of full payment for the Shares and compliance with the 1933 Act and 1940 Act, will have been validly issued and will be fully paid and non-assessable. We note that the holders of Shares of the Trust may be obligated to make payments in connection with the transfer of Shares in accordance with any rules established by the Trustees under the Bylaws.

Kirkpatrick & Lockhart LLP

Hillview Investment Trust II
October 24, 2002
Page 2




         We are furnishing this opinion letter to you solely in connection with the issuance of the Shares. You may not rely on this opinion letter in connection with any other matter, and it may not be furnished to or relied upon by any other person for any purpose, without our specific prior written consent.

         The foregoing opinions are rendered as of the date of this letter, except as otherwise indicated. We assume no obligation to update or supplement our opinions to reflect any changes of law or fact that may occur.

         We hereby consent to this opinion letter accompanying the PEA when it is filed with the SEC and to the reference to our firm in the statements of additional information that are being filed as part of such PEA.



                                            Very truly yours,

                                            /s/ Kirkpatrick & Lockhart LLP

                                            KIRKPATRICK & LOCKHART LLP